Contact

www.linkedin.com/in/michaelcioni
(LinkedIn)

Top Skills

Feature Films
Video
HD Video

Michael Cioni

Find talent. Build companies. Ignite change.
Los Angeles, California, United States

Summary

I don't believe people have to necessarily choose between exclusively working in the technology fields or the creativity fields. That's why I consider myself a Technative; I aim to balance my professional skills so they draw equal portions from technological and creative sources.

Often without realizing it, I constantly live at the forefront of technological firsts which contributed to my playing a pivotal role in movements that have re-routed the trajectory of cinematic tradition. I have been an entrepreneur all my life, having founded, managed, and grown numerous product lines and companies in the creative arts industry. I am a provocative speaker, trusted leader, effective motivator, patent holder, published writer, successful innovator, accomplished musician, and am internationally recognized for my leadership as a President & CEO of numerous start-ups. I possess the ability to identify and foster talent and assemble talented teams that are often first to capitalize on new and emerging technology.

I am known for taking risks and for breaking down complex topics so they can be effectively communicated to audiences on big and small stages. My unique process of research, analytics, brainstorming, testing, and publishing theories has allowed me to predict emerging trends well ahead of early market adoption. I have developed a skill of market prediction and lead teams that keep a watchful eye to the bottom line while simultaneously fixing a gaze on the horizon line. I am unafraid to break new ground and intimately understand how to conduct balance between the relationships of business, leadership, art, science, and technology.

Michael has been quoted as:
"The most underrated futurist in the entertainment industry"
"The Steve Jobs of digital cinema technology presentations"
"The most effective Marketing and PR spokesperson in the cinema technology field"

Experience

Strada
Chief Executive Officer
June 2023 - Present (2 years 7 months)
Los Angeles, California, United States

Adobe
Sr. Director, Global Innovation
October 2021 - June 2023 (1 year 9 months)
Los Angeles, California, United States

Frame.io
Global Senior Vice President of Innovation
September 2019 - October 2021 (2 years 2 months)
Los Angeles Area, New York

Frame.io is where the worlds of production and post production come together to form a new era of workflow, collaboration, and creative control. Frame.io is the world's leading cloud-based video collaboration platform, designed to streamline the video creation process by centralizing all media assets—and all feedback—in one secure place that's easily accessible from anywhere in the world.

Panavision
Senior Vice President of Innovation
May 2015 - October 2019 (4 years 6 months)
Greater Los Angeles Area

An equal blend of technology and creativity form the base for Panavision's new Department of Innovation. Michael leads a team of inventors and evangelists and is producing software and hardware tools that are having an impressive impact on the market. Michael is the Product Director of the new 8K Millennium DXL camera, the most fully featured professional cinema system on the market. Michael also serves as SVP of Innovation for the post house he founded, Light Iron.

Light Iron
Founder, President and CEO
July 2009 - May 2015 (5 years 11 months)
Greater Los Angeles Area

Founded by brothers Michael and Peter Cioni in July of 2009, LIGHT IRON is a creative services company supporting the production and the post production communities through non-traditional workflow solutions. In a short time, Light Iron has become one of the most imitated post production groups with an internationally recognized brand identity. Light Iron's reach can be felt on 4 continents and has emerged as an industry leader that every incumbent has begun to emulate. Our inventive philosophy, next-gen talent, and unique corporate culture has propelled Light Iron into the fastest-growing creatives services company in the market.

PlasterCITY Digital Post

Founder, Director of Operations
July 2003 - May 2009 (5 years 11 months)
Greater Los Angeles Area

Michael served as a founding member of one of Hollywood's first file-based post production houses when he and his partners opened PlasterCITY Digital Post in 2003. Michael and the PlasterCITY team were among the first experts of digital cinema and pioneered the beginning of a 4K file-based digital infrastructure. Michael led technological strategy, business development, and marketing efforts which helped propel the PlasterCITY Digital Post name to become Hollywood's go-to resource for progressive workflow technology. After Michael's leaving in May of 2009, PlasterCITY Digital Post closed it's doors within 14 months.

Education

Southern Illinois University, Carbondale

BA, Radio & Television · (1997 - 2001)